North Texas Energy, Inc.

Southridge Services	November 5, 2012
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

●	Comment Response Letter for Supplemental Information
●	New Diana Reserve Baseline and MEOR Projection
●	Balch Lease Reserve Baseline and MEOR Projection
●	Reserves Minerva-Rockdale Spreadsheet

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

Comment Responses for Supplemental Information

The responses below address the supplemental information requested on October 24, 2012.

Describe the MEOR methodologies that were utilized to increase the field production in the analogous reservoirs used in our assessments and will be implemented in the New Diana and M. W. Balch leases.

1.
In the technical article you furnished to us - SPE 154216 – there is a five step process to apply MEOR methods: initial field screening; well sampling and lab analysis; application of the nutrient formula developed in the lab to a single producing well to assure microbial response under actual field conditions replicates lab results; pilot testing (if applicable) in a representative portion of the waterflood; full field application. It appears that you have initiated/accomplished only the first step. We do not believe that proved reserves are justified without execution of at least the first four steps. Please explain your position with regard to the steps to apply MEOR methods described in SPE 154216 as these appear to represent industry practice. In that regard, we know of no other documented North American MEOR project with published results that approaches the reserve figures you have presented.

Response to comment 1:

Of the five MEOR steps described in SPE 154216 [1) initial field screening, 2) well sampling and laboratory analysis, 3) apply the nutrient formula developed in the lab to a producing well to determine the microbial response is maximized, 4) pilot testing (if applicable), and full-field application], step 1) was performed by three of the leading MEOR implementation companies Titan Recovery, BioResources and RAM BioChemicals. Step 2 was performed by a world leader in MEOR bacteria generation, Micro-Bac. Micro-Bac also made a formula recommendation based upon the laboratory analysis. In addition, BioResources and RAM BioChemicals made bacterial formula and methodology recommendations based upon DOE case studies they have performed and commercial fields they have treated that are comparable to our fields. We feel that steps 1 and 2 of the MEOR five step processes were achieved.

Most of the MEOR documentation created is proprietary and is very difficult to obtain. Therefore, we rely upon MEOR experts that actually treated many of the commercial fields across the country that are referenced in the SPE papers that were submitted and are the experts that conducted some of the Case Studies for DOE.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Provide the MEOR implementation costs.

2.
In the September 18 teleconference, your third party engineer stated that about 75% of the estimated recovery for the New Diana leases is attributable to “water drive”. The third party report makes no reference to either water drive recovery or water flood operations. As your implementation costs do not appear to include provision for water flood operations or salt water disposal, please furnish to us the cost figures for these additional facilities if applicable. Note that these costs are at least 50% higher than your original figures and should be incorporated in your current reserve evaluation whether proved or unproved.

Response to comment 2:

Our third party engineer addressees probable and possible and reserves in separate communications that accompany this correspondence. Costs previously submitted addressed one plan. Changes to the plan required by our discussions with your engineers required changes to the Authority for Expenditure that usually accompany a plan. Those changes required us to use third party experts in MEOR that raised overall cost significantly over using in house expertise. Bio-Resources and RAM Bio-Chemicals provided the cost for MEOR implementation of a two-phase process, Microbial cultures and bio-related costs.

The costs are as follows:

Phase 1	New Diana	M. W. Balch
MEOR
2 treatments -90 day apart	$24,600.00	$44,000.00
Workover Existing Wells (budget)	$60,000.00	$48,000.00
Cultures	$87,000.00	$117,300.00
Tank Battery	$65,956.00	$168,300.00
Pump Jacks	$90,000.00	$50,000.00
Injection System	$70,000.00	$22,730.00
Phase 2
MEOR
Backside Injection
2 treatments -90 day apart	$24,600.00	$44,000.00
Workover Existing Wells (budget)	$60,000.00	$48,000.00
Cultures	$87,000.00	$117,300.00
Monthly Maintenance Beyond Phase 2	$4,600.00	$6,300.00

3.
The production profile for the New Diana leases appears to indicate primary depletion, which raises uncertainty about the 3,870 BOPM production rate projected in the third party report included in Exhibit 99.2. Please furnish to us monthly producing rate vs. time plot for each of the four New Diana leases from 1980 to the present. If the data is available, please include the monthly water and gas production vs. time on the oil rate plots.

Response to comment 3:

Please see communications provided by our third party engineer in this correspondence.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Show the increased production levels that were the result of MEOR implementation.

4.
We note the statement, “After receiving the two-phase MEOR treatments, [Mancos] oil production increased by over 500 barrels of oil per /month/per well”. Please furnish to us location, operator, incremental production due to MEOR and the complete production history with a monthly producing rate vs. time plot noting the date of implementation and duration of the MEOR treatment for each of the wells referenced in this statement.

Response to comment 4:

The high level results of the Mancos study were provided in the October 17, 2012 correspondence. However, the operator and incremental oil production results are currently proprietary.  The study is ongoing.

5.
We do not believe that the Kitty field’s production of gas is a reliable indicator of oil production in the Balch lease without a MEOR field oil production test. Please explain whether incremental oil was produced in the Kitty field due to this MEOR treatment.

Response to comment 5:

The Kitty field was used to demonstrate the MEOR capability to generate the reservoir pressures needed to meet the recovery estimates for the M. W. Balch field. In the industry it is assumed that some form of pressure maintenance will be applied and that MEOR contribution is the catalytic reaction that occurs when small quantities of the right chemicals are applied to the individual sand grains.

Please see communications provided by our third party engineer in this correspondence.

Illustrate the analogous characteristics of the reservoirs used in our assessments.

6.
Please provide us with the open hole well logs and, if available, conventional core analyses as well as any other data you used to determine the reservoir parameters - particularly reservoir permeability – that you have presented for comparison. Tell us how you determined water saturation and residual oil saturation.

Response to comment 6:

The reservoir parameters such as the reservoir permeability were provided to us by MEOR experts that have worked extensively in reservoir formations and particularly within the regions were the MEOR work was performed.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

7.     Please provide us with stratigraphic columns and other geologic information you used to determine that “The New Diana leases and Mancos field both produce from the Upper Cretaceous formation.” and “The M. W. Balch lease and the Kitty field both produce from the Lower Pennsylvanian (Desmoinesian) formation.”

Alternatively, you may remove the disclosed proved reserves from your document.

Response to comment 7:

We are removing all references to proved reserves. Please see communication by our third party engineer for a discussion of possible and probable reserves.

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292                 fax 918-742-0624

November 2, 2012

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: New Diana Reserve Baseline and MEOR Projection

Dear Mr. Jones:

At the request of Mr. Winfrey and Mr. Hodgin, Petroleum Engineers for the United States Securities and Exchange Commission, I will attempt to establish the oil reserves that could have been produced in the absence of any economic considerations.

Please refer to Figure 1 for annual sales volume, yearly decline rate and a logarithmic graphical representation of these numbers. It is apparent that the decline after the year 1995 was the result of factors other than reservoir and production conditions. Excluding the data from 1996 through 1999 results in an 11.95% average annual decline.

Figure 1. New Diana Production and Trend Analysis

1

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292                 fax 918-742-0624

Projecting the 11.95% annual decline forward from 1995 to an annual production of 739 barrels in 2014 would result in total production of 487,872 barrels of oil. That represents what the New Diana Field wells belonging to North Texas Energy should have produced had those economic conditions not been a factor.

From the 487,872 barrels must be subtracted the 440,182 barrels actually produced for an incremental 47,690 probable barrels of oil movable with existing wells and field conditions.

As to reserves attributable to MEOR: In the Possible category. Reputable Universities, the U. S Department of Energy, major oil companies, expert MEOR providers and independent oil operators agree that MEOR works with estimates ranging up to 80 to 85% of OOIP recoverable.

Therefore, volumetric calculations for the 348 acres of the New Diana leases owned by North Texas Energy give 8,036,468 OOIP times 80% equals 6,429,174 reservoir barrels or 6,123,023 stock tank barrels less the 440,182 stock tank barrels actually produced equals 5,988,992 stock tank barrels.

Taking a statistical approach, as a user and observer of MEOR for the last thirty years, I am 100% certain that 10% of that oil can be ultimately produced and I am 10% certain that 100% of that oil can be produced.

The statement was made during our conference call that we needed to be at least 50% certain for probable reserves. That would imply that at the 50% level of certainty 5,988,992 barrels or 2,994,496 would be probable.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

2

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292                 fax 918-742-0624

November 5, 2012

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: Balch Lease Reserve Baseline and MEOR Projection

Dear Mr. Jones:

At the request of Mr. Winfrey and Mr. Hodgin, Petroleum Engineers for the United States Securities and Exchange Commission, I will attempt to establish the original oil in place that was available to be produced by primary production and those remaining barrels that might be produced by waterflooding augmented by MEOR.

First let us examine the reservoir that will be the acquisition goal of North Texas Energy when it is allowed to proceed with their plan.

The leases of the Minerva-Rockdale field that are contiguous to the Balch lease contain reservoir sand similar to the Balch lease because they all occupy the same depositional channel in the Minerva sand in the lower Pennsylvanian prograding deltaic depositional environment that deposited the prolific Bartlesville sand in Oklahoma and many other local names for prolific sands that occupy a very well researched geological column.

In the case of the Balch reservoir it occupies a relatively central position in that it is one of the leases that is underlain by and completely surrounded by channel sand.  The reservoir has been fairly well defined by drilling. Initial production was small compared to the reservoir volume with new wells making six to ten barrels of oil and falling within a few weeks to low levels because of the low formation volume factors and the venting of what little gas was available.

There have been a few attempts to waterflood individual leases and one attempt to unitize the reservoir that were mildly successful with wells producing in the ten to twenty BOPD range, but water breakthrough occurred in the high permeability streak that occupies the outside of the curve in every twist and turn of channel deposition.

In today’s oil business you inoculate the zone by pumping a mixture of selected spores into the high permeability streak followed by a water flush to move the spores away from the well bore. Then you inject feed solution to mix with the spores. This is followed with a polymer that will force the spores into the lower permeability layers and start bacterial metabolism, as well as gelling the water in the high permeability streak and forcing injected water into unswept layers, causing the wells to produce in the ten to twenty BOPD range for a year or two until the next breakthrough occurs, after which the process is repeated.

  1

John M. Durkee, PE  4915 South Newport Avenue  Tulsa, Okla. 74105-4619
voice 918-381-9292                 fax 918-742-0624

In this way, successively lower permeability layers can be flooded and over a significant number of years as much as 85% of the oil that was originally in place might possibly be produced according to estimates by DOE and others.

I have attempted by using the best available data to summarize in a table the leases that are being discussed with the mineral owners or current lessees for acquisition by North Texas Energy when they are approved.

The thing I like most about this project is that, due to correctable reservoir conditions, most of the twelve million barrels volumetrically calculated are still in the reservoir waiting patiently for us to coax them out.

To play devil’s advocate for a moment, let us suppose at the 85% level the formulae used by all reservoir engineers for volumetric calculations over estimates recoverable oil by 50%. This 50% reduction would still leave roughly 4,000,000 barrels of oil that might be producible by a combination of waterflooding and MEOR.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

2

MINERVA-ROCKDALE FIELD
MILAM COUNTY, TEXAS
RESERVE CALCULATION WORKSHEET

The Minerva-Rockdale Field Report by Austral Oil & Gas Exploration indicated that the field had 1250 acres gross that they expected to have at least 650 acres that had at least 15 feet of net oil sand with an indicated 12,500,000 barrels of oil of whick 5,000,000 was expected to be producable.

A CALCULATION TO VERIFY THE ESTIMATED VALUE FOR THE AUSTRAL REPORT CONDITIONS

1st Minerva Sand
MEOR ZONE	Acreage
FIELD	Gross	net	ave net sd	ave % por	sw	shale %	pore vol (bbl)	OOIP (bbls)	30% prod
MINERVA-ROCKDFALE	1250	650	15	32	0.35	20	19,364,966	12,587,228	3,596,351

TOTAL OIL FROM KNOWN/TESTED ZONES							19,364,966	12,587,228	3,596,351

LESS PROBABLE PRODUCTION BEFORE WATERFLOODING (PRIMARY)									40,000

REMAINING RESERVES AS OF 12/31/2004				(RESERVOIR BARRELS PRODUCABLE @ 30%)					3,556,351

An estimate of the possible oil that could be produced from the Balch lease and the Minerva-Rockdale leases that are contigous to the Balch Lease. This estimate is based on the best available data from logs and reports of other operators with leases in this field and assumes that systematic waterflooding and MEOR will be applied.

1st Minerva Sand							Recovery Factor	85%
MEOR ZONE
	Acreage									Actual Sales
LEASE	Gross	net	ave net sd	ave % por	sw	shale %	pore vol (bbl)	OOIP (bbls)	@ factor above	Since 1993
M.W.Balch 08171	90.75	90.75	15	32	0.35	20	2,703,647	1,757,371	1,422,633	525
Kunkendahl	110	110	15	32	0.35	20	3,277,148	2,130,146	1,724,404	357
T. McGregor 02876	36	21	15	32	0.35	20	625,637	406,664	329,204	281
R. F.McGary 03550	246	26	15	32	0.35	20	774,599	503,489	407,586	487
J.W.Shelton 03663	19.75	6	15	32	0.35	20	178,754	116,190	94,058	348
Rice Cemetary 08999	5	5	15	32	0.35	20	148,961	96,825	78,382	485
Spaulding 09064	40	33	15	32	0.35	20	983,144	639,044	517,321	648
Colley 09211	18.9	18.9	15	32	0.35	20	563,074	365,998	296,284	2408
Cook TexStar 09670	85	42	15	32	0.35	20	1,251,275	813,329	658,409	490
W.J.Henery 09525	17	10	15	32	0.35	20	297,923	193,650	156,764	541
J.H.McLeon 09904	22.5	18	15	32	0.35	20	536,261	348,569	282,175	68
J.H.McLeon 09979	38	7	15	32	0.35	20	208,546	135,555	109,735	243
R.P.Vessels 08985	207	33	15	32	0.35	20	983,144	639,044	517,321	153
Arva L. Juston 08044	44	23	15	32	0.35	20	685,222	445,394	360,557	382
Pratt	903	154	15	32	0.35	20	4,588,007	2,982,205	2,414,166	1858
J. Angell	228	52	15	32	0.35	20	1,549,197	1,006,978	815,173	5554
	2110.9	649.65
TOTAL OIL FROM KNOWN/TESTED ZONES							19,354,539	12,580,450	10,184,174	14,828

LESS PROBABLE PRODUCTION BEFORE WATERFLOODING (PRIMARY) THRU 1969									40,000
LESS PROBABLE OIL RECOVERED 1970 THROUGH 1993 (STRIPPER)									8,000
LESS ACTUAL SALES SINCE 1993 PER RRC									14,828

REMAINING RESERVOIR BARRELS PRODUCIBLE AS OF 12/31/2011 @						85	% RECOVERABLE		10,121,346

REMAINING STOCK TANK BARRELS RECOVERABLE @				1.05	FORMATION VOLUME FACTOR				9,639,377